Exhibit 99.1

Foresight Receives Notice of Allowance for First Patent
Application from U.S. Patent and Trademark Office

The patent application was allowed for the company’s running vehicle alerting system.

Ness Ziona, Israel – April 1, 2019 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it has received a notice of allowance for its first patent application, number 16/078,489, for the company’s “running vehicle alerting system and method.”

The patented technology involves a running vehicle alerting system which detects traffic lights or traffic signs. The system generates a collision avoiding alert signal when the distance to these lights or signs is shorter than a threshold safe braking distance in order to avoid endangering other vehicles and pedestrians. The alerting system is based on passive forwardly directed optical sensors, sophisticated analytics of images of traffic lights and signs along roads, and the location data of each vehicle, transmitted to a remote server using cellular communication. Alert signals about impending collisions are generated and transmitted from the server to each relevant vehicle driver’s smartphone.

This patent supports a holistic technological solution which combines features of Foresight’s QuadSight™ automotive vision system with Eye-Net Mobile’s cellular-based V2X accident prevention solution. The patent will allow Foresight to use its stereoscopic camera-based object detection capabilities to provide collision alerts through the Eye-Net™ application, in order to reduce the likelihood of accidents and injuries.

“We are very excited about this notice of allowance for patent application, the first of a family of patent applications relating to our core technology,” said Haim Siboni, CEO of Foresight. “This important asset strengthens our intellectual property and further validates Foresight’s breakthrough technology, developing advanced vision systems for the automotive industry.”

About QuadSight™

QuadSight™, Foresight’s four-camera vision system, offers exceptional obstacle detection for semi-autonomous and autonomous vehicle safety. Through sensor fusion, QuadSight™ leverages reflected light from visible-light cameras with thermal energy captured by long-wave infrared cameras for robust, accurate object detection of any shape, form or material, in all weather and lighting conditions - including complete darkness, rain, haze, fog and glare. By adapting field-proven security technology that has been deployed for almost two decades, QuadSight™ offers autonomous vehicles perception capabilities beyond those of human eyes and reduces the likelihood of accidents and injuries.

About Eye-Net™

Eye-Net™ is a V2X (vehicle-to-everything) cellular-based accident prevention solution, designed to provide real-time pre-collision alerts to vehicles and vulnerable road users (pedestrians, cyclists, scooter drivers) by using smartphones and relying on existing cellular networks. Designed to provide a complementary layer of protection beyond traditional Advanced Driver Assistance Systems, the Eye-Net™ solution extends protection to road users who are not in direct line of sight, and not covered by other alerting systems and sensors.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Foresight’s vision systems are based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. The company, through its wholly owned subsidiary Foresight Automotive Ltd., develops advanced systems for accident prevention which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company’s systems are targeting the semi-autonomous and autonomous vehicle markets. The company predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the potential of its products, the strength of its intellectual property and the issuance of patents. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 20, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654